Mail Stop 4720

July 29, 2009

By U.S. Mail and facsimile: (310) 302-1702

Babette E. Heimbuch
Chairman and Chief Executive Officer
FirstFed Financial Corp.
12555 W. Jefferson Blvd.
Los Angeles, California 90066

> **Re: FirstFed Financial Corp.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **File Number 001-09566**

Dear Ms. Heimbuch:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
Non-Accrual, Past Due, Impaired and Restructured Loans, page 11

1.   Please tell us and revise future filings to provide an expanded discussion of your loan modification programs, including troubled debt restructurings, and the authoritative basis for amortizing the difference between the recorded investment of the original loan at the

time of modification and the expected cash flows of the modified loan as an adjustment to the loan yield over the life of the loan. Your response and revisions to future filings should clarify how you account for those cash flows of the original loan that you never expect to collect, both principal and interest; provide enhanced transparency of your modifications programs; and the effects on your financial statements. Refer to paragraph 13 of SFAS 114.

Item 9A. Controls and Procedures, page 96

2.   We note your disclosure on page 96 regarding your review of the effectiveness of your disclosure controls and procedures as of December 31, 2008 however, you have failed to include your conclusion of that review. Please tell the SEC your conclusion from that review.

Item 11. Executive Compensation, page

3.   Please disclose to the staff, and in future filings, the specific fee arrangements you have with outside Directors in addition to their annual retainer fees. Please refer to Item 402(k)(3) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 10

4.   We note your disclosure in this section regarding loans and extensions of credit to officers and directors. Please provide the staff with the exact representations contained in Instruction 404(a)(4)(c) of Regulation S-K for any loans made to related persons. In addition, with regard to the Employee Loan Benefit Program, please provide the staff with the information required by Section 404(a)(1-6) of Regulation S-K for transactions with related parties in excess of $120,000 that were not made on the same terms (including interest rates and fees charged) as those available to persons not related to the lender. Please represent to the staff that this disclosure will be included in future filings with the SEC.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an

FirstFed Financial Corp.
July 29, 2009
Page 3

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney